United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2021

Commission file number 1-12984

EAGLE MATERIALS INC. RETIREMENT PLAN

(Full title of the plan)

EAGLE MATERIALS INC.

5960 Berkshire Lane, Suite 900

Dallas, Texas 75225

(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2021 AND 2020,

AND FOR THE YEAR ENDED DECEMBER 31, 2021

PAGE NO.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

AUDITED FINANCIAL STATMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H: Line 4i – Schedule of Assets (Held at Year End)	13

Index to Exhibit	14

Signatures	15

EXHIBIT

23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Eagle Materials Inc. Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SUTTON FROST CARY LLP

We have served as the Plan’s auditor since 2008

Arlington, Texas

June 27, 2022

Eagle Materials Inc. Retirement Plan

Statements of Net Assets Available for Benefits

At December 31, 2021 and 2020

	December 31,
	2021	2020
Assets:
Investments at fair value	$232,385,775	$194,675,146
Fully benefit-responsive investment contract at contract value	7,706,920	8,318,262

Total Investments	240,092,695	202,993,408
Notes receivable from participants	4,509,063	5,135,952
Employer’s contribution receivable	8,335,003	8,313,621

Total Assets	252,936,762	216,442,981
Liabilities:
Benefit claims payable	—	(74,838)

Net Assets Available for Benefits	$252,936,761	$216,368,143

See accompanying notes to financial statements.

Eagle Materials Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2021

Additions:
Participating employers’ contributions	$9,630,532
Participant contributions	11,217,874
Participant rollovers	520,178
Interest and dividends from investments	8,741,450
Net gains from investments	22,818,019
Interest income on notes receivable from participants	287,441

Total additions	53,215,494

Deductions:
Benefits paid to participants	(16,617,486)
Administrative expenses	(29,390)

Total deductions	(16,646,876)

Net increase	36,568,618
Net assets available for benefits at Beginning of Year	216,368,143

Net assets available for benefits at End of Year	$252,936,761

See accompanying notes to financial statements.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Eagle Materials Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1994 and amended and restated January 1, 2014, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Employer) and eligible employees of other related corporations which adopt the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by the Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Acquisition and Sales of Subsidiaries

During March 2020, the Company purchased Kosmos Cement Company (Kosmos). Employees of Kosmos are eligible to participate in the Plan beginning with the date of acquisition.

During March 2020 the Company sold its Wildcat Minerals subsidiary, during April 2020, the Company sold its Mathews Readymix and Western Aggregates subsidiaries, and during September 2020 the Company sold its Northern White Sand subsidiary.

COVID-19 and the CARES Act

In March 2020, the World Health Organization characterized the COVID-19 outbreak as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. In response to the COVID-19 pandemic, on March 27, 2020 Congress passed the CARES Act (the Act) into law to provide financial aid for individuals and companies impacted by the coronavirus. In addition, the Act includes special provisions allowing access to retirement savings and suspension of required minimum distributions (RMDs) to aid participants impacted by the pandemic. The Act requires plans be formally amended for the above provisions by December 31, 2022. Certain coronavirus-related relief provisions available to Plan participants are summarized below:

Withdrawals — the Plan offers coronavirus-related distributions in 2020 to participants who meet certain coronavirus eligibility requirements. These distributions include a waiver of the 10% early distribution penalty tax (for distributions before age 59-1/2), as well as provisions for a 3-year repayment of the distribution. Participants can elect to have the regular income taxes on the distribution spread over three years and the standard 20% withholding tax is not required.

Loans —The Plan provided for delayed repayment options for new coronavirus-related loans taken during a thirty-day window during May 2020. This window is currently closed.

RMDs — a temporary one-year suspension of RMDs due in 2020.

Eligibility

The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contribution. Eligible employees may not participate in both employer profit sharing and matching contributions, except as provided by Plan exception. Eligible

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 1. DESCRIPTION OF THE PLAN (continued)

employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as a consecutive twelve month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, may participate in matching contributions on the date the employee first performs an hour of service for the Employer, as defined. Hourly employees of Audubon Materials, Tulsa Cement Company, Illinois Cement Company, Fairborn Cement Company and subsidiaries of the Company, may also participate in matching contributions during the calendar year.

A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, up to a statutory limit, as defined, to a 401(k) account upon the date of hire. Participants may contribute a portion of their compensation, as defined by the Plan, limited to the maximum amount permitted under the applicable Internal Revenue Code (the Code) regulations and the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans.

Profit sharing contributions are made by the Participating Employers as determined by the Company’s Board of Directors. Profit sharing contributions are made to all participants employed on December 31 of each year, and are allocated to participant accounts on a pro rata basis determined by each participant’s number of hours worked. Eligible employees of certain subsidiaries receive Employer nondiscretionary matching contributions. These matching contributions are generally allocated to each employee’s participant account based on a certain percentage of each employee’s eligible contribution, up to a certain percentage or dollar amount annually, as defined by the Plan. Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2021 or 2020 Plan year. Forfeitures may be used to reduce employer profit sharing contributions or administrative expenses of the Plan. Accrued discretionary employer profit sharing contributions to the Plan were reduced by assumed forfeitures of $300,000 at December 31, 2021. Forfeitures available for future use totaled approximately $450,000 and $414,000 at December 30, 2021 and 2020, respectively.

Participants direct the investment of their accounts into various registered investment company funds, a collective trust fund or the Eagle Materials Common Stock Fund (EXPSF). The EXPSF is a unitized stock fund.

Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Benefit Claims Payable

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment, but were not yet paid as of December 31, 2021 and 2020, totaled $0 and $74,838, respectively.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Vesting

Matching Contributions – Participants’ Employer nondiscretionary matching contributions do not vest until the completion of three years of vesting service, as defined.

Profit Sharing Contributions – Participants’ Employer profit sharing contributions do not vest until the completion of four years of vesting service, as defined.

Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.

The Plan provides for distributions when a participant terminates employment and the fair value of the participant’s vested accrued benefit is equal to or less than $5,000. A summary of such provisions follows:

•

Upon termination of service, if the fair value of a participant’s vested accrued benefit is $5,000 or less, the Committee shall direct Fidelity Management Trust Company (Trustee) to distribute the fair value of the participant’s vested balance in a single sum. In the event of a mandatory distribution greater than $1,000 (but less than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan or to receive the distribution, then the Committee will pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.

•

If a participant terminates service when the participant’s vested accrued benefit is zero, the participant is deemed to receive a distribution of his entire vested accrued benefit as of the day of termination.

Participants are always fully vested in their participant contributions, related earnings and participant rollovers.

Notes Receivable from Participants

Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Plan participants may borrow from their accounts an amount generally not to exceed the lesser of $50,000 or 50% of their vested account balance. The repayment terms of loans may not exceed five years except for loans used to acquire a principal residence. Each loan bears interest at the Wall Street Journal prime rate plus one percent. Principal and interest are paid ratably through automatic payroll deductions. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan administrator deems the loan to be a distribution, notes receivable from participants is reduced and a benefit payment is recorded.

Distributions

In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1⁄2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.

Termination of the Plan

Although the Employer has not expressed intent to terminate the Plan, it may do so at any time subject to the requirements of ERISA. If the Plan is terminated, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All of the Plan’s investments are included in a trust, and are governed by a trust agreement with the Trustee which is held accountable by and reports to the Committee.

Investments included in the trust are included in common and collective trusts and interests in registered investment companies, and are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan presents the net change in fair value of common stock, mutual funds and collective trusts, which consists of realized gains or losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments, in the accompanying statement of changes in net assets available for benefits.

Under the Fair Value Measurements and Disclosures topic of the Codification, ASC 820, disclosures are required about how fair value is determined for assets and liabilities and a hierarchy for which these assets and liabilities must be grouped is established, based on significant levels of inputs as follows:

Level 1	-	Quoted prices in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3	-	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock

Common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2021 include Trustee and record keeper fees. Fund management fees and administrative fees are charged directly to the Plan.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts include investments in various securities, primarily stocks, bonds, mutual funds and cash and cash equivalents. These investments are valued using quoted prices in active markets.

Collective Trusts

The Plan holds investments in collective trusts which are managed by the Trustee and which invest in assets, including fixed income investments, bonds and real estate. The fair value of the units of these investments is valued at NAV per unit, as determined by the Trustee. The NAV is used as the practical expedient to estimate fair value.

Below are the Plan’s investments at fair value on a recurring basis by the fair value hierarchy levels described above:

	Assets at Fair Value at December 31, 2021
	Level 1	Level 2	Total
Mutual funds	$184,339,981	$—	$184,339,981
Self-directed brokerage account	2,472,292	230,333	2,702,625
Common stock	11,960,650	—	11,960,650
Collective trust measured at NAV*	—	—	33,382,519

Total Investments	$198,772,923	$230,333	$232,385,775

	Assets at Fair Value at December 31, 2020
	Level 1	Level 2	Total
Mutual funds	$157,535,065	$—	$157,535,065
Self-directed brokerage account	2,049,424	159,853	2,209,277
Common stock	7,772,937	—	7,772,937
Collective trust measured at NAV*	—	—	27,157,867

Total Investments	$167,357,426	$159,853	$194,675,146

*

Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which amends guidance on the impairment of financial instruments. The new guidance estimates credit losses based on expected losses, modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration. The adoption of this guidance did not have a material effect on the Plan financial statements.

NOTE 3. GUARANTEED INVESTMENT CONTRACT

At December 31, 2021, the Plan holds an investment in the New York Life Anchor Account, which is a Guaranteed Insurance Contract (GIC). New York Life maintains the contributions in a general account. The account is credit with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported by New York Life. The issuer of the GIC is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is fully benefit-responsive and contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC. Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are generally no events that limit the availability of the Plan to transact at the contract value paid within 90 days or in rare circumstances, contract value paid over time. There are no events that allow the issuer to terminate the contract and which require the Plan administrator to settle at an amount different than contract value paid either within 90 days or over time.

NOTE 4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 21, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. On April 28, 2015, the Plan received an updated determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code reaffirming that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan had no significant uncertain tax positions for the year ended December 31, 2021. The Plan’s Annual Return/Report of Employee Benefit Plan is subject to examination by the IRS for three years from the date of filing.

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTERST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included as a reduction of the return earned on each fund.

EAGLE MATERIALS INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2021

NOTE 5. RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS (continued)

The Trustee provides certain administrative services to the Plan pursuant to an agreement between the Company and the Trustee. The Trustee receives revenue from mutual fund and collective trust service providers for services the Trustee provides to the funds. This revenue is used to offset certain amounts owed to the Trustee for its administrative services to the Plan.

If the revenue received by the Trustee from such mutual fund or collective trust fund service providers exceeds the amount owed under the agreement between the Trustee and the Company, the Trustee remits the excess to the Plan’s trust. Such amounts may be applied to pay Plan administrative expenses.

The Plan invests in common stock of Eagle Materials Inc. (Eagle Common Stock). During the year ended December 31, 2021, and 2020, the Plan purchased and sold shares of Eagle Common Stock for approximately $454,000 and $598,000, respectively, and experienced net appreciation of approximately $4,923,000.

NOTE 6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2021 and 2020:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$252,936,761	$216,368,143
Employer’s contribution receivable	(8,335,003)	(8,313,621)
Other	—	(39)

Net assets available for benefits per the Form 5500	$244,601,758	$208,054,483

December 31,
2021
Net increase in assets available for benefits reported in the financial statements	$36,568,618
Change in contributions receivable	$(21,382)
Other	39

Change in net assets available for benefits per the Form 5500	$36,547,275

NOTE 7. SUBSEQUENT EVENTS

During April 2022, the Company purchased Raptor Materials (Raptor). Employees of Raptor are eligible to participate in the Plan beginning with the date of acquisition.

Subsequent events have been evaluated through the date the financial statements were issued and all necessary disclosures, including those below, have been included.

SUPPLEMENTAL SCHEDULE

EAGLE MATERIALS INC. RETIREMENT PLAN

SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN#: 75-2520779

PLAN #: 001

DECEMBER 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(C) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	American Funds	Euro-Pacific Growth Fund Class R-6	*	*	$3,948,524
	Brokerage Link	Participant Directed Investments	*	*	2,472,292
*	Eagle Materials Inc.	Common Stock	*	*	12,186,957
*	Fidelity	Government MMKT	*	*	4,026
	Harbor Capital	Appreciation Fund Retirement Class	*	*	11,340,402
	MassMutual	Select Mid Cap Growth Fund Class I	*	*	7,894,327
	Metropolitan West	Total Return Bond Fund Class	*	*	3,610,504
	MFS	Mid Cap Value Fund Class R6	*	*	6,956,842
	MFS	Value Fund Class R6	*	*	5,567,240
	Northern Trust	ACWI Ex-US Investable Market Index Tier Four	*	*	1,492,204
	Northern Trust	Aggregate Bond Index Fund Non-Lending Tier Four	*	*	4,067,479
	Northern Trust	Extended Equity Market Index Fund-DC Non-Lending Tier Four	*	*	4,585,858
	Northern Trust	S&P 500 Index Fund-DC Non-Lending Tier Four	*	*	23,236,979
	NY Life	Guaranteed Investment Contract	*	*	7,706,920
	Principal	Principal SmallCap Growth I R6	*	*	3,226,962
	Vanguard	Vanguard Institutional Target Ret 2015	*	*	1,599,754
	Vanguard	Vanguard Institutional Target Ret 2020	*	*	26,367,274
	Vanguard	Vanguard Institutional Target Ret 2025	*	*	7,696,118
	Vanguard	Vanguard Institutional Target Ret 2030	*	*	38,149,678
	Vanguard	Vanguard Institutional Target Ret 2035	*	*	5,304,529
	Vanguard	Vanguard Institutional Target Ret 2040	*	*	33,502,097
	Vanguard	Vanguard Institutional Target Ret 2045	*	*	4,003,692
	Vanguard	Vanguard Institutional Target Ret 2050	*	*	10,806,593
	Vanguard	Vanguard Institutional Target Ret 2055	*	*	2,640,536
	Vanguard	Vanguard Institutional Target Ret 2060	*	*	2,919,767
	Vanguard	Vanguard Institutional Target Ret 2065	*	*	459,725
	Vanguard	Institutional Target Retirement Income	*	*	5,465,744
	Wells Fargo	Special SmallCap Value Fund R6	*	*	2,879,672
*	Participants	Notes receivable with interest rates from 5.25% to 7.50% and maturities ranging from six months to five years.	—		4,509,063

					$244,601,758

*	Party-in-interest.
**	Cost omitted for participant directed investments

INDEX TO EXHIBIT

Eagle Materials Inc. Retirement Plan

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
23	Consent of Sutton Frost Cary LLP	Filed Herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. RETIREMENT PLAN

Date: June 27, 2022	By:	/s/ D. Craig Kesler
D. Craig Kesler,
Chairman, Administrative Committee